

Mail Stop 4628

August 1, 2017

Robert L. Stillwell, Jr.
Senior Vice President and Chief Financial Officer
Amplify Energy Corp.
500 Dallas Street, Suite 1600
Houston, TX 77002

      Re: **Amplify Energy Corp.**
             Registration Statement on Form S-1
             Filed July 20, 2017
             File No. 333-219375
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 10, 2017
             File No. 1-35364

Dear Mr. Stillwell:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please note that the staff's comments with regard to your Form 10-K for the fiscal year ended December 31, 2016 must be resolved before we will be in a position to declare your registration statement effective.

Form 10-K for the Fiscal Year Ended December 31, 2016

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Reserves Sensitivity, page 17

2. While you provide the price assumptions for Case A and Case B, you do not provide the cost criteria as required by Item 1202(b) of Regulation S-K. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Matthew R. Pacey
  Kirkland & Ellis LLP